UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 29, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 29, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                        Date: September 29, 2010
10-46-TR

Teck Announces Coal Mountain Collective Agreement

Vancouver, BC - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that employees at the Coal Mountain Operation in southeastern British Columbia have ratified a new five-year agreement, replacing an agreement which expired on December 31, 2009. Production at the mine will resume effective today following a temporary suspension due to strike action taken by the United Mineworkers of America, Local 7292 on August 6, 2010.

"We are pleased that an agreement is in place and congratulate the members of the negotiating committees on reaching a successful resolution," says Bill Fleming, Vice President, Operations and Engineering.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Media Contact:
Nic Milligan
Manager, Community & Governmental Affairs
250 425 3335
nic.milligan@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: (604) 699-4014
greg.waller@teck.com